SCHEDULE 13D

NAME OF ISSUER:  METRA BIOSYSTEMS

TITLE OF CLASS OF SECURITIES:  COMMON STOCK

CUSIP NUMBER:    59114210

NAME, ADDRESS AND TELEPHONE NO:  KURT AMUNDSON, 265 NORTH WHISMAN ROAD,
MOUNTAIN VIEW, CA  94043   PH: 415-903-9100

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:  3/24/98

1.  NAME OF REPORTING PERSONS:  IRS: ID NOS. OF ABOVE PERSON:

     MITCHELL & HENRY, INC. - 13-3627401

2.  CHECK BOX IF A MEMBER OF A GROUP    (B) x

3.  SEC use only

4.  Source of Funds     00

5. Check if Disclosure of Legal Proceedings is Require Pursuant to Items 2(d) or 2 (e) not sure - no proceedings.

6.   Citizenship or Place of Organization - State of New York

7.   Sole Voting Power -

8.   Shared Voting Power -Mitchell & Henry, Inc. -623,500

9.   Sole Dispositive Power - Mitchell & Henry, Inc. -623,500

10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person 623,500

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)  4.93%

14.  Type of Reporting Person

     MITCHELL & HENRY, INC.-IA

CUSIP NO: 59114210
SCHEDULE 13D

ITEM #1-  METRA BIOSYSTEMS

ITEM #2-a-   Mitchell & Henry, Inc.-Robert A. Henry, President; Thomas S.
Mitchell,
             Chief Investment Officer
           b-   POB 31
              Lake Placid, NY  12946
        C-   Investment Advisor
        D-   During the last five years, Mitchell & Henry, Inc.,  Thomas S.
            Mitchell and/or Robert A. Henry, have not been convicted in a criminal
            proceeding .
        E-   During the last five years, Mitchell & Henry, Inc., Thomas S.
Mitchell
            and/or Robert A. Henry, have not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result
            of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        F-   U.S.A.

ITEM #3-  Cash from Advisory Accounts

ITEM #4-   For Investment Purposes only.

ITEM #5a-  623,500/ 12,650,000 = 4.93%
       b- Thomas S. Mitchell and Robert A. Henry shared dispositive power and shared voting power
          c- 289,000 shares purchased to settle 3/24/98 through NASDAQ and in negotiated transactions at prices from $2.25 -$2.30 per share.
          d-not applicable
             e-not applicable
ITEM #6- not applicable
ITEM #7-not applicable


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date:  April 3, 1998

  Signature:  Thomas S. Mitchell

  Title:  Chief Investment Officer